

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2021

Sam Ataya
Chief Executive Officer
Western Magnesium Corp.
900 - 580 Hornby Street
Vancouver, BC, Canada, V6C 3B6

    Re: Western Magnesium Corp.
          Registration Statement on Form 10-12G
          Filed October 12, 2021
          File No. 000-56323

Dear Mr. Ataya:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 10-12G filed October 12, 2021

Regulation of Magnesium Production and Mining, Environmental Compliance, page 6

1.   We note your disclosure that you expected to have final local governmental approval of your pilot magnesium production facility in the third calendar quarter of 2021. Please revise your disclosure to indicate whether final approval has been received or provide an update as to the status of such approval.

Risk Factors, page 7

2.   We note your disclosure on page 38 that Ms. Evans serves as your chief financial officer on a part-time basis. Please include risk factor disclosure discussing the other business activities of Ms. Evans and the potential conflicts of interest that exist in relation to those other activities, and disclose the approximate number of hours that Ms. Evans will devote to your business each week.

Description of the Registrant's Securities to be Registered
Choice of Forum, page 67

3. We note your revised disclosure in response to prior comment 6 and reissue the comment in part. Please disclose whether the forum selection provision in your bylaws applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the choice of forum provision in your bylaws states this clearly. In addition, please include risk factor disclosure regarding the exclusive forum provision in your bylaws.

Financial Statements
Note 8 - Mineral Property Costs and Exploration and Evaluation Assets, page F-46

4. We note your response to prior comment eight, explaining that you have not conducted impairment testing of assets associated with your mining claims because you do not believe that current operating and cash flow losses coupled with a history of operating and cash flow losses demonstrate continuing losses associated with the use of these assets, although you are nevertheless of the view that the associated fair values and undiscounted estimated future cash flows exceed the carrying values.

    If you have prepared cash flow projections based on the guidance in FASB ASC 360-10-35-29 through 35-35, as mentioned in your response, these should be considered in measuring the amount of impairment, or in determining that no impairment has occurred, as prescribed by FASB ASC 360-10-35-17. However, such projections would not obviate the need to conduct the prescribed testing, given that your current and historical operating and cash flow losses are an example of circumstances in FASB ASC 360-10-35-21(e), under which such testing is required.

    Please revise your disclosures on pages F-8 and F-38, which currently express uncertainty about whether amounts capitalized for your exploration and evaluation assets should be tested for impairment, to acknowledge the testing requirements based on the circumstances referenced above.

    Given your disclosure on page three, stating that you have no plans to extract minerals from any of your mining claims, also clarify the premise underlying the projections that support your view on recoverability to understand whether these correlate with FASB

ASC 360-10-35-34, which pertains to assets that are not in use but under development, or FASB ASC 360-10-35-48, which pertains to assets that will be abandoned.

Exhibits

5.   Please file the lease for your Burnaby, British Columbia Research and Development Pilot Production Facility, the Real Estate Option Agreement with Harrison County Community Improvement Corporation, your April 2021 and June 2021 Convertible Debentures, and your agreement with Industrial Surplus Supplies Ltd. as exhibits to your registration statement or tell us why you believe such agreements are not required to be filed. See Item 601(b)(10) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Laura Anthony, Esq.